SECOND AMENDMENT TO MORGANS LAS VEGAS, LLC

LIMITED LIABILITY COMPANY AGREEMENT

THIS SECOND AMENDMENT ("Amendment") is made effective as of the 30th day of June, 2008 ("Effective Date"), by and between **MORGANS/LV INVESTMENT LLC**, a Delaware limited liability company ("Morgans"), and **ECHELON RESORTS CORPORATION**, a Nevada corporation ("Boyd"). Morgans and Boyd may hereinafter be referred to singularly as a "Party" or "Member" or collectively as the "Parties" and the "Members".

W I T N E S S E T H:

WHEREAS, Morgans and Boyd entered into a certain Limited Liability Company Agreement, dated January 3, 2006, for the formation of the Company, (the "Original Agreement").

WHEREAS, Morgans and Boyd amended the Original Agreement pursuant to that certain First Amendment to Morgans Las Vegas, LLC made effective as of the May 15, 2006 (the "First Amendment" and together with the Original Agreement, the "Operating Agreement").

WHEREAS, Morgans and Boyd desire to revise the Outside Start Date and to make certain other modifications to the Operating Agreement;

WHEREAS, each of the Members desire to enter into this Amendment to amend the Operating Agreement upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the mutual promises of the Members and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree as follows:

A.   **Incorporation of Recitals/Definitions.** The foregoing recitals are hereby incorporated herein and made a part hereof as if fully set forth herein. Unless specifically defined herein, all defined terms used in this Amendment shall have the same meanings as those set forth in the Operating Agreement.

B.   **Operative Amendments.**

1.   **Revised Definitions**

The following definitions of the Operating Agreement are hereby amended and restated in their entirety to read as follows:

"Boyd Controlled Affiliate" shall mean any Person the beneficial equity interests of which are more than 50% owned, directly or indirectly, by the Boyd Parent.

"Contribution Date" shall mean the date on or after the closing of the Construction Loan that all conditions for the initial funding under the Construction Loan, other than the Minimum Equity Condition, are satisfied.

"Land" shall mean the real property (including any easements, rights of way, access rights, approvals and Entitlements, and any other rights, benefits or obligations appurtenant thereto) located on the approximately 5.98 acre parcel of land, identified on Exhibit B-1, which is attached hereto and incorporated herein, at the southernmost boundary of Echelon Place as more particularly described on the Preliminary Site Plan.

"Morgans Controlled Affiliate" shall mean any Person the beneficial equity interests of which are more than 50% owned, directly or indirectly, by the Morgans Parent.

"Outside Start Date" shall mean September 15, 2008.

2. **New Definition**

The following new definition shall be added to the Operating Agreement:

"Minimum Equity Condition" shall mean a condition to the initial funding of the Construction Loan that (a) is set forth in the Construction Loan Agreement, and (b) provides that the Company, as borrower under the Construction Loan Agreement, shall have expended a minimum amount of cash equity for hard and soft costs in connection with the Project (which minimum amount of cash equity shall not be in excess of the aggregate Initial Capital Contributions required to be made in cash by the Members to the Company pursuant to Section 5.01 hereof) prior to the funding by the Construction Lender of any Construction Loan Proceeds.

3. **Opening of the Hotels**

The references in Section 4.01 and Section 4.02(a) to "first quarter of 2010" are hereby replaced by "fourth quarter of 2010".

4. **Transfers**

(a)   Morgans, from time to time, may Transfer its Interest in whole or in part, (i) to any Morgans Controlled Affiliate, including (without limitation) any Transfer of equity interests in Morgans so long as Morgans shall be, as of the date of such Transfer, a Morgans Controlled Affiliate; provided, however, any Transfer to a Morgans Controlled Affiliate (other than one controlled 100% directly or indirectly by Morgans Parent) shall require the prior approval of Boyd, which approval shall not be unreasonably delayed, conditioned, or withheld, or (ii) in its sole discretion, to any Person as part of, or in connection with, a direct or indirect transfer of ownership or control of Morgans Parent, or (iii) in its sole discretion, in connection with the pending initial public offering of all or substantially all of the assets owned or controlled by the Morgans Parent, <u>provided</u>, <u>however</u>, such transferee agrees to be bound by all the terms, conditions and provisions of this Agreement (including the provisions of this Article 12). For purposes of this Section 12.02(a)(i), it shall not be unreasonable for Boyd to withhold approval for a Transfer hereunder to the extent the proposed transferee is (x) reasonably believed by Boyd to be a competitor of Boyd or Boyd Parent in the gaming and/or resort industry or (y) reasonably believed by Boyd to create an association with Morgans that will cause Morgans to be an unsuitable Member as described in Section 12.05(a).

(b) Boyd, from time to time, may Transfer its Interest in whole or in part, (i) to any Boyd Controlled Affiliate, including (without limitation) any Transfer of equity interests in Boyd so long as Boyd shall be, as of the date of such Transfer, a Boyd Controlled Affiliate; provided, however, any Transfer to a Boyd Controlled Affiliate (other than one controlled 100% directly or indirectly by Boyd Parent) shall require the prior approval of Morgans, which approval shall not be unreasonably delayed, conditioned, or withheld, or (ii) in its sole discretion, to any Person as part of a direct or indirect transfer of ownership or control of Boyd Parent or a sale of all or substantially all of the assets owned or controlled by the Boyd Parent, <u>provided</u>, <u>however</u>, such transferee agrees to be bound by all the terms, conditions and provisions of this Agreement (including the provisions of this Article 12). For purposes of this Section 12.02(b)(i), it shall not be unreasonable for Morgans to withhold approval for a Transfer hereunder to the extent the proposed transferee is reasonably believed by Morgans to be a competitor of Morgans or Morgans Parent in the hotel industry.

5. **First Amendment**

The reference to "June 30, 2008" in the penultimate sentence of new Section 5.09(a) of the First Amendment is hereby replaced with "September 15, 2008".

C. **Counterparts**. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be the same document. The provisions of this Amendment shall survive any termination or dissolution of the Company.

D. **No Other Amendments**. Except as specifically amended hereby, all of the other terms and conditions of the Operating Agreement remain in full force and effect in accordance with its terms.

E. **Governing Law**. All questions concerning the construction, validity, and interpretation of this Amendment will be governed by and construed in accordance with the internal law (and not the law of conflicts) of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the day and year first above set forth.

MORGANS/LV INVESTMENT LLC

By: Morgans Group LLC

By: /s/MARC GORDON
Name: Marc Gordon
Title:CIO & EVP of Capital Markets

ONLY TO THE EXTENT NECESSARY
TO GIVE EFFECT TO THIS
AMENDMENT:

Morgans Hotel Group Co.

By: /s/MARC GORDON
Name: Marc Gordon
Title:CIO & EVP of Capital Markets

[Signatures Continue on Next Page]

[Signatures Continued]

ECHELON RESORTS CORPORATION

By: /s/ PAUL J. CHAKMAK
Name: Paul J. Chakmak
Title: Executive Vice President and Chief
Operating Officer

ONLY TO THE EXTENT NECESSARY
TO GIVE EFFECT TO THIS
AMENDMENT:

BOYD GAMING CORPORATION

By: /s/ PAUL J. CHAKMAK
Name: Paul J. Chakmak
Title: Executive Vice President and Chief
Operating Officer



RECORD OF SURVEY

A PORTION OF LOT 1, BOOK 137, PAGE 48 OF PLATS, LYING WITHIN THE SOUTHWEST QUARTER (SW 1/4) OF SECTION 9,
TOWNSHIP 21 SOUTH, RANGE 61 EAST, M.D.M., CLARK COUNTY, NEVADA.